FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2016 No.1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On May 31, 2016, the Registrant issued a press release with respect to the completion of the institutional tender of its long-term Series G Non-Convertible Unsecured Bonds which are being issued to fund the early repayment of all its outstanding Israeli bank loans, which press release was included as Exhibit 99.1 to its Form 6-K filed on May 31 2016. In connection with the offering of the bonds, the Registrant filed with the Israel Securities Authority and the Tel Aviv Stock Exchange a shelf offering report which describes the terms of the bonds and the offering and includes certain updated information regarding the Registrant. The principal terms of the bonds and certain additional information regarding the Registrant as included in the shelf offering report (excluding the Hebrew language portions) were attached as Exhibit 99.2 to the Registrant’s Form 6-K filed on May 31, 2016.

As described in the Registrant’s Form 6-K filed May 31, 2016, Tower was to complete the offering process of the Series G Non-Convertible Unsecured Bonds with a public tender, which was conducted on June 1, 2016. In the public tender, the Registrant received binding commitments for an additional approximately $15 million of its Series G Bonds, resulting in total aggregate binding commitments for the entire offering of $115 million (including the $100 million received on the institutional tender, as previously reported). The bonds carry same terms as has been reported in the Form 6-K dated May 31, 2016. With the completion of the public tender, the Registrant has completed the Series G offering process.

The offering described in this Report on Form 6-K is being made only to residents of Israel located in Israel and in accordance with Israel Securities Authority and Tel Aviv Stock Exchange rules. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

This Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any securities of the Registrant.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Registrant us under the Securities Act of 1933

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 2, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary